NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

June 30, 2003

(Expressed in United States Dollars)

(unaudited – Prepared by Management)

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets
(Expressed in United States Dollars)

June 30, 2003 and December 31, 2002

		June 30	December 31
		2003	2002
		(unaudited)

Assets

Current assets:
Cash and cash equivalents		$4,235,344	$2,747,477
Short-term investments		9,893,331	2,322,954
Accounts receivable and prepaids		342,130	40,374

		14,470,805	5,110,805

Resource properties (note 2)		44,763,230	40,168,228

Equipment, net		700,120	454,454

		$59,934,155	$45,733,487

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$1,067,845	$890,453
Current portion of long-term debt		1,000,000	1,000,000

		2,067,845	1,890,453

Long-term debt		2,011,048	1,942,965

Shareholders’ equity:
Share capital (note 3)		78,756,930	64,760,811
Shares to be issued (note 3(e))		3,529,412	3,529,412
Contributed surplus (note 3(c))		61,118	21,716
Deficit		(26,492,198)	(26,411,870)

		55,855,262	41,900,069

		$59,934,155	$45,733,487

See accompanying notes to interim consolidated financial statements.

Approved on Behalf of the Board:

“John A. Clarke”	Director

“Cliff T. Davis”	Director

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Revenue:
Investment income	$68,446	$8,722	$78,170	$9,323

Expenses:
Accounting and audit	8,499	10,202	21,859	10,945
Amortization	4,596	1,763	8,829	3,573
Consulting	26,959	38,445	40,873	44,242
Investor relations	55,325	53,140	131,188	91,521
Legal fees	3,240	1,040	12,776	6,538
Office	68,888	20,232	96,475	53,267
Remuneration	85,170	46,659	175,818	98,208
Stock based compensation (note 3(c))	34,053	0	39,402	21,716
Transfer, listing and filing fees	7,283	10,105	34,902	26,240
Travel	11,711	18,090	30,642	20,522

	305,724	199,676	592,764	376,772

Loss before the under noted	(237,278)	(190,954)	(514,594)	(367,772)

Foreign exchange gain	82,873	327,230	434,267	258,037

Earnings (loss) for the period	(154,405)	136,276	(80,327)	(109,412)

Deficit, beginning of period	(26,337,793)	(25,373,646)	(26,411,871)	(25,127,958)

Deficit, end of period	$(26,492,198)	$(25,237,370)	$(26,492,198)	$(25,237,370)

Weighted average shares outstanding	53,500,062	37,575,251	53,500,062	37,575,251

Loss per share	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Cash provided by (used for):
Operating activities:
Income (loss) for the period	$(154,405)	$136,276	$(80,327)	$(109,412)
Items not involving cash:
Amortization	4,596	1,763	8,829	3,573
Stock based compensation	34,053	0	39,402	21,716
Changes in non-cash working capital:
Accounts receivable and
prepaids	(251,515)	(73,858)	(301,756)	(74,549)
Accounts payable and
accrued liabilities	431,876	210,975	177,392	183,306

	64,605	275,156	(156,460)	(24,634)

Investing activities:
Expenditures on resource properties	(3,021,941)	(908,746)	(4,526,920)	(1,175,922)
Equipment	(116,135)	(1,986)	(254,495)	(1,986)
Short-term investment purchases	(2,898,161)	0	(7,570,377)	0
Change in restricted cash	0	(7,085)	0	57,058

	(6,036,237)	(917,817)	(12,351,792)	(1,120,850)

Financing activities:
Proceeds on issuance of shares	1,371,443	10,335,577	13,996,119	10,738,029
Increase in loan payable	0	123,973	0	239,715

	1,371,443	10,459,550	13,996,119	10,977,744

Increase in cash and
cash equivalents	(4,600,189)	9,816,889	1,487,867	9,881,528
Cash and cash equivalents
beginning of period	8,835,533	134,419	2,747,477	69,780

Cash and cash equivalents
end of period	$4,235,344	$9,951,308	$4,235,344	$9,951,308

Supplementary information:
Income taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–
Non-cash transaction:
Interest accretion on debt	$34,041	$–	$68,083	$–
Value of shares issued for
loan fee	$–	$244,826	$–	$244,826

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second Quarter Ended June 30, 2003

1.

Basis of Presentation:

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter company balances and transactions have been eliminated.  The interim statements should be read in conjunction with the annual audited financial statements for the company’s most recently completed fiscal year ended December 31, 2002.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period.  A significant area requiring the use of estimates relates to the determination of impairment of resource properties.  Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2.

Resource properties:

During the six months ended June 30, 2003, the Company spent $4,526,920 on its resource properties, primarily on the Tabakoto property in southwestern Mali and the Bisha property in Eritrea.

	June 30	December 31
	2003	2002

Tabakoto, Mali:
Acquisition	$2,024,923	$1,949,923
Exploration	22,569,945	21,835,940

	24,594,868	23,785,863
Segala, Mali:
Acquisition	10,750,077	10,681,995
Exploration	1,844,685	477,176

	12,594,762	11,159,171

Ghana properties	4,293,699	4,260,381

Eritrea properties:
Bisha/Okreb	2,756,880	545,838
Akurdet	511,975	416,975
Augaro	11,046	-

	$44,763,230	$40,168,228

3.

Share capital:

(a)

Authorized:  250,000,000 common shares without par value.

(b)

Issued:

	Number	Share
	of Shares	Amount

Balance at December 31, 2002	47,077,296	$64,760,811
Private placement completed February 28, 2003	5,500,000	10,385,249
Exercise of warrants	2,150,660	1,656,707
Exercise of stock options	191,000	77,034
Exercise of agents’ options	503,650	509,679

Balance at March 31, 2003	55,422,606	$77,389,480
Exchange adjustment & share issue costs	0	(4,100)
Exercise of warrants	1,033,125	953,189
Exercise of stock options	657,000	344,059
Exercise of agents’ options	72,350	74,302

Balance at June 30, 2003	57,185,081	$78,756,930

(c) Stock Options:

		Average
	Number	exercise
	of options	price (Cdn$)

Outstanding, December 31, 2002	4,635,000	$0.74
Granted to employees, directors, officers	1,080,000	3.00
Granted to non-employees (consultants)	60,000	3.21
Exercised	(191,000)	0.60

Outstanding, March 31, 2003	5,584,000	$1.21
Granted to employees, directors, officers	10,000	3.21
Granted to non-employees (consultants)	10,000	3.21
Exercised	(657,000)	0.72
Expired or cancelled	(15,000)	3.21

Outstanding, June 30, 2003	4,932,000	$1.28

Stock options at June 30, 2003 expire at various dates from February 8, 2005 to February 22, 2011

The 60,000 options granted in the first quarter and 10,000 options granted in the second quarter to non-employees vest over a twelve month period and were valued at $254,800 as at June 30, 2003, of which $34,053 has been charged to earnings and contributed surplus in the quarter ($39,402 year to date), based on the recommended fair value method of accounting.

Stock options granted to employees, directors and officers assumed no compensation cost.  However, if the fair value method of accounting had been used, the pro forma effect of the options issued would have been as follows:

3.

Share capital, cont’d:

	3 months	6months
	June 30, 2003	June 30, 2003

Loss, as reported	$(154,405)	$(80,327)
Loss, pro forma	$(613,760)	$(663,501)
Basic loss per share, as reported	$(0.00)	$(0.00)
Basic loss per share, pro forma	$(0.01)	$(0.01)

(0.01)

The fair value of each option grant is calculated using an expected life of 5 years, volatility of 116% to 118%, no dividend yield and 3.2 to 3.5% interest rate.

(d)

Warrants:

		Average
	Number	Exercise
	of Warrants	Price ($Cdn)

Balance at December 31, 2002	9,229,698	$1.33
Warrants issued	251,825	1.91
Warrants exercised	(2,150,660)	1.17

Balance at March 31, 2003	7,330,863	$1.40
Warrants issued	36,175	1.80
Warrants exercised	(1,033,125)	1.30

Balance at June 30, 2003	6,333,913	$1.42

(e)

Shares to be issued:
The recorded value of shares to be issued, in the amount of $3,529,412, relates to the 2002 acquisition of Segala.  Based on the conversion formula and pricing at June 30, 2003, the Company would be required to issue 1,539,120 common shares if the issuance of all shares took place at June 30, 2003. The first issuance installment resulted in the issue of 442,781 common shares in July 2003.

(f)

Shares Reserved for Issuance:

Number
of Shares

Issued, June 30, 2003	57,185,081
For shares to be issued (note 3(e))	1,539,120
Stock options outstanding (note 3(c))	4,932,000
Warrants outstanding (note 3(d))	6,333,913

Fully diluted, June 30, 2003	69,990,114

CORPORATE DIRECTORY

DIRECTORS

CRAIG A. ANGUS
Vancouver, BC, Canada

R. STUART ANGUS
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

GARY E. GERMAN
Toronto, Ontario, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Chief Financial Officer

F. WILLIAM NIELSEN
Vice President Exploration

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701

Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange
Symbol: NSU
Authorized: 250,000,000 common
Shares outstanding: 57,185,081

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia